

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

July 16, 2018

Via E-mail
Raymond J. Pacini
Chief Financial Officer
Rich Uncles Real Estate Investment Trust I
3090 Bristol Street, Suite 550
Costa Mesa, CA 92626

> **Re: Rich Uncles Real Estate Investment Trust I**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed July 14, 2017**
> **Response Dated March 7, 2018**
> **File No. 000-55623**

Dear Mr. Pacini:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Off ice of Real Estate and
Commodities